PROMISSORY NOTE

Date: June 1, 2020 **Phoenix, Arizona**

Maker: Iota Communications, Inc., a Delaware corporation
600 Hamilton Street, 10th Floor
Allentown, PA 18101

Holder: Dana Wayne Amato
3132 E. Highland Avenue
Phoenix, AZ 85016

Amount: $500,000.00 (Five Hundred Thousand and 00/100 Dollars)

FOR VALUE RECEIVED, Iota Communications, Inc., a Delaware corporation ("Maker") promises to pay without offset or deduction to the order of Dana Wayne Amato, an individual, his successors, heirs, and assigns ("Holder"), the principal sum of Five Hundred Thousand and 00/100 Dollars, (U.S. $500,000.00), with interest on the unpaid principal balance from June 1, 2020, until the date the entire outstanding principal balance has been paid in full at the rate of Eight Percent (8.00%) per annum ("Annual Rate"). Interest on the outstanding principal balance shall be calculated on a daily basis (based on a three hundred sixty (360) day year). The entire principal balance together with all accrued interest shall be payable for the benefit of Holder at 3132 E. Highland Ave., Phoenix, AZ 85016 or such other place as Holder may, from time to time, designate in writing, on or before July 12, 2020 ("Maturity Date"). All payments under this Note and under the Loan Documents (as below defined) shall be in lawful money of the United States of America.

Maker shall be deemed to be in default hereunder if: a) all principal and interest due hereunder are not fully paid on or before the Maturity Date; b) Maker declares bankruptcy, becomes subject to receivership, or is otherwise declared insolvent; or c) prior to the Maturity Date Maker receives funds in excess of $4,500,000.00 by any means, including but not limited to a loan or loans, or the sale of stock, goods, services, products, or licenses and does not within 72 hours of receiving said funds pay to Holder the entire principal amount due under this Note and any other note by Maker to Holder, plus any commission, compensation, or bonus due to Holder (a "Default"). In the event of a Default, the entire principal amount outstanding hereunder and all accrued interest thereon shall, at the option of Holder, be accelerated, and shall at once become due and payable. Holder may exercise this option to accelerate, without notice, during any Default by Maker regardless of any prior forbearance. No failure to exercise or delay in exercising such option shall constitute a waiver of such option in the event of any subsequent Default hereunder. In the event of any Default in the payment of this Note, and if the same is referred to an attorney for collection or any action at law or in equity is brought with respect hereto, Maker shall pay Holder all expenses and costs, including, but not limited to, attorneys' fees, whether suit is instituted or not. In the event suit is instituted all court costs and attorneys' fees shall be set by the court and not by jury and the amount of such award shall be included in any judgment obtained by the Holder.

In the event of Default due to nonpayment, then in addition to any and all other provisions hereof, the entire principal balance and accrued interest, shall bear interest to the extent permitted by law at the rate which is equal to twenty-one percent (21%) per annum (the "Default Rate of Interest") from the date on which the payment was due and payable until the delinquent payment is received by Holder. If such

Default Rate of Interest may not be collected from Maker under applicable law, then the Note shall bear interest at the maximum increased rate of interest, if any, which may be collected from Maker under applicable law.

Maker agrees with Holder that Holder may, from time to time, extend the time for payment of said outstanding balance or any part thereof, reduce the payments thereon, accept a renewal of this Note, modify the terms and time of payment of said outstanding balance, join in any extension or subordination agreement, without notice in such manner as Holder may see fit, all without in any way affecting or releasing the liability of Maker.

No delay or omission on the part of Holder in exercising any remedy, right or option under this Note shall operate as a waiver of such remedy, right or option. In any event, a waiver on any one occasion shall not be construed as a waiver or bar to any such remedy, right or option on a future occasion. Maker hereby waives presentment, demand for payment, notice of dishonor, notice of protest, and protest, notice of intent to accelerate, notice of acceleration and all other notices or demands in connection with delivery, acceptance, performance, default or endorsement of this Note.

As used in this Note, the term Loan Documents means the following: a) this Promissory Note; and b) the Unanimous Consent of the Board of Directors of Iota Communications, Inc. authorizing Maker's execution of this Note and Exhibit B thereto.

Time is of the essence of this Note and of each and every term and provision hereof. This Note shall be interpreted in accordance with the laws of the State of Arizona. Any dispute arising out of this Note, including any action to enforce this Note or collect any amount due under this Note, shall be brought exclusively in the Superior Court of Arizona, Maricopa County, and Maker expressly consents to the jurisdiction of the State of Arizona. This Note may not be amended or modified except by a written agreement duly signed by the party against whom enforcement of this Note is sought.

All notices, consents, approvals or other instruments required or permitted to be given by either party pursuant to this Note shall be in writing and given by (i) hand delivery, (ii) express overnight delivery service or (iii) certified or registered mail, return receipt requested, and shall be deemed to have been delivered upon (a) receipt, if hand delivered, (b) the next business day, if delivered by express overnight delivery service, or (c) the third business day following the day of deposit of the notice with the United States Postal Service, if sent by certified or registered mail, return receipt requested. Notices shall be provided to the parties and addresses specified on the first page of this Note.

MAKER

Iota Communications, Inc.,
a Delaware corporation

By: ____________________

Its: President and CEO